UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 19, 2025

ALPHAVEST ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41574	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 W. 37th Street

New York, NY 10018

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code 203-998-5540

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	ATMVU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	ATMV	The Nasdaq Stock Market LLC
Rights, each right entitling the holder thereof to one-tenth of one ordinary share	ATMVR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

As approved by the shareholders of AlphaVest Acquisition Corp (the “Company” or “AlphaVest”), by ordinary resolution, at an extraordinary general meeting of shareholders held on September 19, 2025 (the “Meeting”), on September 19, 2025, the Company entered into an amendment (the “Trust Agreement Amendment”) to the Investment Management Trust Agreement, dated as of December 19, 2022, with Continental Stock Transfer & Trust Company. Pursuant to the Trust Agreement Amendment, the Company has extended the date by which it has to complete a business combination from September 22, 2025 (the “Termination Date”) up to four (4) times, with each extension comprised of one month, from the Termination Date, or extended date, as applicable, to January 22, 2026 by providing five days’ advance notice to the trustee prior to the applicable Termination Date, or extended date, and depositing into the trust account (the “Trust Account”) $55,000 for each monthly extension until January 22, 2026 (assuming a business combination has not occurred) in exchange for a non-interest bearing, unsecured promissory note payable upon the consummation of a business combination (the “Trust Agreement Amendment Proposal”).

The foregoing description of the Trust Agreement Amendment is a summary only and is qualified in its entirety by reference to the full text of the Trust Agreement Amendment which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As approved by the Company’s shareholders at the Meeting on September 19, 2025, by special resolution, the Company amended the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Existing Charter”) on September 19, 2025, by adopting the Amendment to the Existing Charter in the form set forth in Annex A to the definitive proxy statement, as supplemented, filed with the Securities and Exchange Commission on September 2, 2025 (as supplemented, the “Articles Amendment”), reflecting the extension of the date by which the Company must consummate a business combination from the Termination Date up to four (4) extensions comprised of one month each (each an “Extension”) up to January 22, 2026 (i.e., for a period of time ending up to 37 months after the consummation of its initial public offering for a total of four (4) months after the Termination Date (assuming a business combination has not occurred)

The foregoing description of the Articles Amendment is a summary only and is qualified in its entirety by reference to the full text of the amendment to the Second Amended and Restated Memorandum and Articles of Association, which is attached hereto as Exhibit 3.1 and incorporated by reference herein.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On September 19, 2025, the Company held the Meeting. At the Meeting, the Company’s shareholders approved the following proposals: (1) a proposal to approve by special resolution the Articles Amendment (the “Articles Amendment Proposal”), (2) a proposal to approve by ordinary resolution the Trust Agreement Amendment Proposal, and (3) a proposal to adjourn the Meeting to a later date if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Articles Amendment Proposal and the Trust Agreement Amendment Proposal (the “Adjournment Proposal”).

The Articles Amendment Proposal, the Trust Agreement Amendment Proposal and the Adjournment Proposal presented at the Meeting were approved by the Company’s shareholders. The final voting results for each Proposal are set forth below.

Proposal No. 1 – Articles Amendment Proposal

The Articles Amendment Proposal was approved by special resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
2,876,505	6,441	0

Proposal No. 2 – Trust Agreement Amendment Proposal

The Trust Agreement Amendment Proposal was approved by ordinary resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
2,876,505	6,441	0

Proposal No. 3 – Adjournment Proposal

The Adjournment Proposal was approved by ordinary resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
2,876,505	6,441	0

Although Proposal 3 was approved, adjournment of the Extraordinary General Meeting was not necessary or appropriate because the Company’s shareholders approved Proposal No. 1 to approve the Articles Amendment Proposal and Proposal No. 2 to approve the Trust Agreement Amendment Proposal.

Item 8.01.	Other Events.

In connection with the shareholders’ vote at the Meeting 1,937 ordinary shares of the Company exercised their right to redeem such shares (the “Redemption”) for a pro rata portion of the funds held in the Trust Account. In connection with the extraordinary general meeting held on September 5, 2025 to approve the business combination (the “Business Combination Meeting), shareholders holding an aggregate of 383,145 Ordinary Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. Shareholders holding 1,128,626 ordinary shares of the Company exercised their right to redeem such shares for a pro rata portion of the funds held in the trust account in connection with both the Meeting and the Business Combination Meeting, for a total of 1,513,708 ordinary shares submitted their shares for Redemption. Following the aforementioned redemptions, the Company will have 2,341,148 ordinary shares outstanding. In connection with the Redemptions, approximately $18,200,461 (approximately $12.02 per share) will be removed from the Trust Account to pay such shareholders, subject to further redemption reversal requests (if any) received and approved by the Company prior to the closing of the business combination.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Amendment to the Second Amended and Restated Memorandum and Articles of Association, dated September 19, 2025.

10.1	Amendment to the Investment Management Trust Agreement, dated September 19, 2025, by and between AlphaVest Acquisition Corp and Continental Stock Transfer & Trust Company.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALPHAVEST ACQUISITION CORP

By:	/s/ Yong (David) Yan
Name:	Yong (David) Yan
Title:	Chief Executive Officer

Dated: September 23, 2025